UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

Putnam Municipal Opportunities Trust (PMO)

(Name of Issuer)

Common Stocks

(Title of Class of Securities)

746922103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 746922103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  6,239,477

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  6,239,477

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,239,477

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.55%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 6,239,477 shares of Putnam Municipal Opportunities Trust on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.55% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Putnam Municipal Opportunities Trust fits the investment guidelines for various Accounts. Shares have been acquired since April 21, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 6,239,477 shares or 14.55% of the outstanding shares. George W. Karpus presently owns 194,379 shares. Mr. Karpus purchased shares on May 13, 2005 at $11.88 (3000 shares), May 18, 2005 at $11.96 (3000 shares), June 13, 2005 at $11.90 (4000 shares), August 22, 2005 at $11.81 (400 shares), August 23, 2005 at $11.79 (800 shares), August 24, 2005 at $11.81 (550 shares), August 25, 2005 at $11.81 (550 shares), August 26, 2005 at $11.82 (450 shares), August 29, 2005 at $11.82 (600 shares), August 30, 2005 at $11.81 (700 shares), August 31, 2005 at $11.78 (550 shares), September 1, 2005 at $11.79 (150 shares), January 17, 2007 at $11.98 (3000 shares), June 19, 2008 at $10.78 (110 shares), June 20, 2008 at $10.62 (70 shares), June 26, 2008 at $10.74 (3000 shares), December 11, 2008 at $7.98 (29200 shares), December 12, 2008 at $7.76 (2100 shares), December 15, 2008 at $7.82 (10800 shares), December 23, 2008 at $8.55 (7000 shares), February 10, 2009 at $9.24 (2200 shares), February 25, 2009 at $9.01 (5200 shares), February 26, 2009 at $9.07 (11100 shares), March 10, 2009 at $9.04 (7635 shares), March 17, 2009 at $9.09 (3000 shares), March 25, 2009 at $9.20 (275 shares), June 12, 2009 at $10.05 (3400 shares), June 15, 2009 at $10.02 (3800 shares), June 25, 2009 at $10.05 (2472 shares), July 20, 2009 at $10.10 (1559 shares), July 21, 2009 at $10.15 (9314 shares), July 22, 2009 at $10.11 (12600 shares), August 7, 2009 at $10.31 (4624 shares), August 10, 2009 at $10.31 (5100 shares), September 18, 2009 at $11.30 (1000 shares), Septmeber 24, 2009 at $11.33 (6400 shares), Septmeber 25, 2009 at $11.34 (2300 shares), October 1, 2009 at $11.43 (274 shares), October 2, 2009 at $11.44 (3000 shares), October 5, 2009 at $11.51 (600 shares), October 6, 2009 at $11.54 (900 shares), October 8, 2009 at $11.47 (400 shares), October 9, 2009 at $11.36 (3200 shares), October 12, 2009 at $11.24 (3500 shares), October 14, 2009 at $11.20 (1800 shares), and on October 15, 2009 at $11.03 (5126 shares). Mr. Karpus had 38,857.197 shares transferred in on February 26, 2008. Mr. Karpus sold shares on November 30, 2005 at $11.15 (7000 shares), February 17, 2006 at $11.85 (50 shares), February 22, 2006 at $11.92 (100 shares), February 23, 2006 at $11.92 (100 shares), February 24, 2006 at $11.93 (100 shares), March 17, 2006 at $11.91 (50 shares), March 31, 2006 at $11.79 (150 shares), April 5, 2006 at $11.80 (100 shares), April 6, 2006 at $11.81 (300 shares), April 10, 2006 at $11.77 (200 shares), April 12, 2006 at $11.76 (50 shares), April 13, 2006 at $11.73 (50 shares), April 17, 2006 at $11.68 (100 shares), April 28, 2006 at $11.68 (50 shares), May 9, 2006 at $11.67 (50 shares), July 20, 2007 at $12.57 (2736 shares), October 26, 2007 at $11.55 (200 shares), February 26, 2008 at $11.19 (1.197 shares), February 29, 2008 at $10.76 (2100 shares), and on March 3, 2008 at $10.92 (1800 shares). Dana R. Consler presently owns 1,467 shares. Mr. Consler purchased shares on November 11, 2008 at $9.48 (350 shares), December 16, 2008 at $7.82 (200 shares), April 1, 2009 at $9.33 (200 shares), May 14, 2009 at $10.03 (300 shares), October 12, 2009 at $11.24 (100 shares), and on October 22, 2009 at $11.09 (200 shares). Mr. Consler had 117 shares transferred in on September 17, 2008. JoAnn Van Degriff presently owns 16,639 shares. Ms. Van Degriff purchased shares on June 30, 2005 at $12.00 (1500 shares), August 12, 2005 at $11.82 (700 shares), January 3, 2007 at $11.96 (800 shares), January 5, 2009 at $9.00 (2500 shares), April 24, 2009 at $9.74 (100 shares), June 2, 2009 at $10.10 (800 shares), June 4, 2009 at $10.12 (200 shares), June 5, 2009 at $10.11 (300 shares), June 16, 2009 at $10.03 (400 shares), June 17, 2009 at $10.01 (200 shares), June 18, 2009 at $10.08 (300 shares), June 23, 2009 at $10.02 (200 shares), June 24, 2009 at $10.04 (100 shares), June 29, 2009 at $9.90 (100 shares), October 9, 2009 at $11.36 (200 shares), October 12, 2009 at $11.24 (300 shares), October 14, 2009 at $11.20 (200 shares), October 15, 2009 at $11.03 (100 shares), November 2, 2009 at $10.99 (900 shares), and on November 5, 2009 at $11.03 (100 shares). Ms. Van Degriff sold shares on February 24, 2006 at $11.93 (50 shares), March 31, 2006 at $11.79 (50 shares), April 5, 2006 at $11.80 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), April 28, 2006 at $11.68 (50 shares), July 20, 2007 at $12.57 (794 shares), October 26, 2007 at $11.55 (100 shares), March 3, 2008 at $10.92 (100 shares), August 21, 2008 at $10.83 (206 shares), August 21, 2008 at $10.83 (494 shares), July 17, 2009 at $10.07 (300 shares), July 21, 2009 at $10.15 (200 shares), July 22, 2009 at $10.11 (533 shares), and on July 23, 2009 at $10.13 (7600 shares). Sophie P. Karpus presently owns 1,330 shares. Ms. Karpus purchased shares on September 16, 2008 at $11.20 (200 shares), December 4, 2008 at $8.73 (150 shares) October 22, 2009 at $11.09 (500 shares), and on November 2, 2009 at $10.99 (200 shares). Ms. Karpus had 280 shares transferred in on February 26, 2008. Karpus Management Management Defined Benefit Plan presently owns 2,923 shares. The Benefit Plan purchased shares on September 16, 2008 at $11.20 (750 shares), and on November 11, 2007 at $9.48 (1400 shares). The Benefit Plan had 773 shares transferred in on February 26, 2008. Karpus Investment Management Profit Sharing Plan presently owns 4,325 shares. The Profit Sharing Plan purchased shares on September 16, 2008 at $11.20 (1175 shares), December 4, 2008 at $8.73 (2350 shares), October 22, 2009 at $11.09 (500 shares), October 30, 2009 at $10.96 (200 shares), and on November 2, 2009 at $10.99 (100 shares. Karpus Management, Inc. presently owns 11,198 shares. Karpus Management, Inc. purchased shares on June 3, 2005 at $12.07 (1500 shares), November 22, 2006 at $11.76 (50 shares), November 27, 2006 at $11.87 (500 shares), November 28, 2006 at $11.91 (50 shares), October 27, 2008 at $9.56 (200 shares), October 29, 2008 at $9.53 (900 shares), November 3, 2008 at $9.25 (600 shares), November 11, 2008 at $9.48 (150 shares), November 14, 2008 at $9.45 (100 shares), November 17, 2008 at $9.44 (200 shares), November 18, 2008 at $9.45 (100 shares), January 14, 2009 at $9.11 (300 shares), February 17, 2009 at $9.26 (300 shares), February 18, 2009 at $9.20 (300 shares), February 19, 2009 at $9.18 (400 shares), February 20, 2009 at $9.06 (400 shares), May 13, 2009 at $10.01 (200 shares), July 27, 2009 at $10.14 (2000 shares), Septmeber 28, 2009 at $11.37 (400 shares), October 2, 2009 at $11.44 (400 shares), October 9, 2009 at $11.36 (600 shares), October 12, 2009 at $11.24 (400 shares), October 14, 2009 at $11.20 (200 shares), and on November 12, 2009 at $11.00 (200 shares). Karpus Management, Inc. had 2772.526 shares transferred in on February 26, 2008. Karpus Management, Inc. sold shares on March 31, 2006 at $11.79 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), July 20, 2007 at $12.57 (574 shares), February 26, 2008 at $11.20 (0.526 shares), February 28, 2008 at $10.91 (700 shares), February 29, 2008 at $10.76 (500 shares), and on March 3, 2008 at $10.92 (100 shares). None of the other principals of KIM presently own shares of PMO.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 9/16/2009 (4100)  $11.09
 9/17/2009 18053  $11.24
 9/18/2009 1000  $11.30
 9/21/2009 5212  $11.31
 9/22/2009 1000  $11.29
 9/23/2009 20968  $11.33
 9/24/2009 70000  $11.33
 9/24/2009 (600)  $11.35
 9/25/2009 23492  $11.34
 9/28/2009 70700  $11.38
 9/29/2009 25660  $11.40
 9/30/2009 71600  $11.44
 9/30/2009 (7582)  $11.45
 10/1/2009 37574   $11.43
 10/1/2009 (104)  $11.46
 10/2/2009 48764   $11.44
 10/2/2009 (3834)  $11.47
 10/5/2009 13873   $11.51
 10/5/2009 (37)  $11.50
 10/6/2009 6772   $11.54
 10/7/2009 2214   $11.50
 10/8/2009 13087   $11.47
 10/9/2009 84400   $11.36
 10/12/2009 83700   $11.24
 10/13/2009 15857   $11.24
 10/13/2009 (1285)  $11.27
 10/14/2009 102813   $11.20
 10/15/2009 72422   $11.04
 10/16/2009 45100  $11.06
 10/20/2009 17359  $11.16
 10/21/2009 48670  $11.10
 10/22/2009 178149  $11.09
 10/23/2009 4905  $11.10
 10/26/2009 2600  $11.12
 10/27/2009 1800  $11.17
 10/28/2009 12435  $11.13
 10/29/2009 14162  $11.10
 10/29/2009 (306)  $11.10
 10/30/2009 22075  $10.96
 11/2/2009 48300  $10.99
 11/3/2009 4900  $11.01
 11/4/2009 5000  $11.04
 11/4/2009 (100)  $11.22
 11/5/2009 6169  $11.03
 11/6/2009 6500  $11.04
 11/9/2009 6100  $11.06
 11/10/2009 11458  $11.05
 11/11/2009 6842  $11.03
 11/12/2009 18812  $11.00
 11/13/2009 3400  $10.98
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PMO securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased PMO for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on July 2, 2009. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   November 23, 2009

EXHIBIT 1
Letter to the Fund
Transmitted July 2, 2009

Jonathan S. Horwitz, Senior Vice-President and Treasurer         July 2, 2009
The Putnam Funds
One Post Office Square
Boston, MA 02109

Re: Putnam Municipal Opportunities Trust ("PMO") and
 Putnam Managed Municipal Income Trust ("PMM"), collectively the "Funds"

Mr. Horwitz:
Karpus Management, Inc., d/b/a Karpus Investment Management, represents beneficial ownership of 4,450,210 shares of PMO and 1,715,591 shares of PMM, representing 10.38% and 2.99% of each fund, respectively. On September 12, 2008, the Board of Trustees approved in principal a plan to merge PMO and PMM into open-end funds. Shareholders reacted positively, as discounts for PMO and PMM narrowed dramatically by 6.7% and 7.2%, respectively. On June 26, 2009, the Trustees reversed course and announced that the "proposed mergers in the near future would not be in the best interests of PMO and PMM's common shareholders." Further, the Trustees authorized Putnam to suspend further efforts to implement the proposed mergers.

To say the least, we are extremely disappointed that after 9 months of indecision, the Board of Trustees has ultimately decided it is not in the best interests of shareholders to submit the mergers to shareholders for approval. We wholeheartedly disagree with the Trustees' decision and feel that both preferred and common shareholders have been harmed by the Trustees' indecisiveness. Further, clearly the markets agree with our sentiment about the Trustees' poor decision to suspend further efforts to implement the proposed mergers. In fact, through July 1, just three trading days after the Funds' announcement, the discount of PMO has widened 2.96% and the discount of PMM has widened 1.54% (Source: Bloomberg).

In the Funds' original press release dated September 12, 2008, the Funds highlighted the following 4 specific benefits for shareholders if the proposed mergers were approved: (1) ability to invest in an open-end fund with similar investment objectives; (2) the elimination of the Funds' discounts; (3) ability to redeem shares at their net asset value on a daily basis; and (4) choice of timing any recognition of taxable gains or losses by the redemption of shares. Further, the Funds also acknowledged on October 30, 2008 that lowered overall expenses were expected as a result of the additional assets in connection with the mergers. All of these benefits are still applicable and desirable for shareholders today.

In addition to completely reversing course, the Funds also have not filed proxy materials for this year's annual meeting of shareholders. In our opinion, the Board could have sought the necessary shareholder approval to conduct the mergers and then implemented the mergers as they saw appropriate, with the requisite shareholder approval already in place to implement the announced mergers. However, they chose not to do so.

By not submitting the mergers to shareholders, it is our opinion that the Trustees potentially manipulated the price of both PMO and PMM by enticing shareholders to buy more shares. Further, it also appears that perhaps Putnam misled shareholders for the purpose of retaining assets under management in Funds where shareholders fully believed they would have liquidity at net asset value. Why did the Trustees not use the proxy process to let shareholders vote on the proposed mergers? After all, if the mergers were actually submitted to shareholders: (1) why would common shareholders vote against receiving net asset value for their shares; and (2) why would locked in preferred shareholders choose to not have their shares liquidated at par value?

To add insult to injury, although the Board stated "completion of these mergers is subject to a number of conditions and other factors, including shareholder approval," the Board also misdirected shareholders as to the likelihood that the mergers would, in fact, occur. To this end, the Funds stated in a press release on October 30, 2008 that they "expected" to present shareholders with a prospectus/proxy statement, stated an anticipated record date and went so far as to say that the mergers should be concluded in April 2009. Contrary to the notion that the mergers were highly likely to occur, the Funds recently stated in their April 30, 2009 annual report that they viewed the Lehman bankruptcy as the "proverbial 100-year flood" that triggered the uncertain economic conditions referenced in earlier press releases. However, 45 days after Lehman filed for bankruptcy, our Funds found it necessary to state it expected to issue a proxy, issued an anticipated record date and an anticipated closing date for the proposed mergers. Why would the Funds provide such information after the event that they say so heavily influenced their decision later to delay the proposed mergers? Further, why did the Board also state on January 9, 2009 that: "[t]he Trustees continue to believe that the proposed mergers are in the best long-term interests of shareholders and will seek to move forward with these transactions as and when market conditions permit"?

Lastly, if the Board did in fact believe that the proposed mergers were in the best interests of shareholders and was seeking to move forward with the transactions, why did our Funds act to the contrary by increasing dividends (for PMO in April and for PMM in February and, again, in June) and buying long-term municipal bonds? If the Board actually was interested in conducting the mergers, this would clearly not have been a prudent course of action. Did the Board come to a "formal" decision not to move forward with the proposed mergers before the June 26, 2009 press release?

As the events have unfolded before us, we question whether the Trustees ever really considered submitting the proposed mergers to shareholders via the Funds' proxy statements. Further, we feel that the Trustees actions and "recommendations" appear to be more driven by the Putnam Funds rather than the shareholders who they purportedly have a fiduciary duty to represent. As shareholders, we feel that we have been provided with partial, inaccurate and/or misleading information by the very individuals who have a duty to represent our interests.

Accordingly, Karpus reserves the right to exercise any and all options it has available to it as shareholders, including, but not limited to, seeking to replace the Board of Trustees, submitting a shareholder proposal, or other potential legal remedies it may deem appropriate.
Sincerely,

/s/

Brett D. Gardner
Portfolio Manager/Analyst

cc: U.S. Securities and Exchange Commission